UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

September 18, 2009
Company name:		Mizuho Trust & Banking Co., Ltd. (“MHTB”)
Representative:	Name:	NONAKA, Takashi
	Title:	President & CEO
Stock code number:		8404 Tokyo Stock Exchange (First Section); Osaka Securities Exchange (First Section)

For Immediate Release

Preparation for Turnaround ADR Procedures by a debtor

of Mizuho Trust & Banking

Today, Aiful Corporation (“Aiful”), announced that it and its subsidiary, Life Co., Ltd., had begun preparations for an application for Turnaround Alternative Dispute Resolution (“ADR”) Procedures and that the application had been tentatively accepted by the Japanese Association of Turnaround Professionals (“JATP”).

According to Aiful’s current draft business revitalization plan, requests for the maintenance of the balance of loans and for rescheduling of repayments are expected to be made, but requests for debt forgiveness or debt-for-equity swaps are not being contemplated.

MHTB’s amount of claims and the anticipated effects on MHTB’s financial results are stated below.

1. Overviews of related companies

(1)Company name	Aiful Corporation	Life Co., Ltd.

(2)Location of head office	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto	1-3-20, Edanishi, Aoba-ku, Yokohama

(3)Representative	Yoshitaka Fukuda, President & CEO	Kazuyuki Isono, President & CEO

(4)Stated capital	143,324 million yen	70,000 million yen

(5)Area of business	Consumer finance, Home equity loan, Small business loan	Credit card, Credit shopping, Loan, Credit guarantee, Insurance service, and other services ancillary to the above

2. Amount of claims

(As of August 31, 2009)
Company name	Aiful Corporation	Life Co., Ltd.

Loan balance	7,980 million yen	1,130 million yen

3. Outlook

Upon formal acceptance of the aforementioned application by the JATP, MHTB will scrutinize the proposed business revitalization plan and its effect on MHTB’s financial results; however, at this time, MHTB does not consider it necessary to revise MHTB’s earnings forecasts for FY2009 as a result of the current preparation for the application for Turnaround ADR Procedures.

Contact: Mizuho Trust & Banking Co., Ltd.

Corporate Planning Dept.

Tel: 81-3-3274-9015

This immediate release contains forward-looking statements that are based on our current expectations, including estimates and forecasts, and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the results of the Turnaround ADR Procedures referred to above, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

This statement does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.